GOING STRONG.
GROWING STRONGER.



RELIANCE STEEL & ALUMINUM CO. 2022 ANNUAL REPORT



DECADE AFTER DECADE,

  

OUR BUSINESS MODEL HAS OVERCOME THE MANY CHALLENGES IT HAS FACED.

YEAR AFTER YEAR,



OUR INVESTMENTS IN OUR PEOPLE AND EQUIPMENT HAVE ADDED VALUE.

DAY AFTER DAY,


ELIMINATE HAND INJURIES
BE SAFE SMART SAFETY 2022 BE WELL BE RELIANCE
IN 2022, I PLEDGE TO
PROTECT MY HANDS
I KEEP MY HANDS SAFE WITH PROPER PPE, NO-TOUCH TOOLS, AND BY BEING S.M.A.R.T.

WE WORK TO BUILD A CULTURE OF SAFETY ACROSS OUR FAMILY OF COMPANIES.

MINUTE BY MINUTE,



WE'RE FINDING OPPORTUNITIES TO EXPAND AND STAND READY TO GROW.

BECAUSE EVERY MOMENT, WE ARE GROWING STRONGER.


RELIANCE
STEEL & ALUMINUM CO.
1939
Date: March 9, 2023
Pay to the order of: Ronald McDonald House Charities
$1,000,000.00
ONE MILLION DOLLARS
For: Community support donation
Reliance Family of Companies
0145 38259685635 25827223736548

- $1 million dollars donated to Ronald McDonald House Charities® to commemorate the expansion of Reliance Cares
- Record financial results: $17.03 billion net sales, $30.03 non-GAAP EPS, $2.12 billion annual cash flow from operations
- 2022 was our safest year yet – record low TRIR of 1.61
- Fastmarkets Global Awards for Steel Excellence, Service Center of the Year – 4th consecutive win
- 15 years on the Fortune 500 list – #261 in 2022
- 14 consecutive years at the top of *Metal Center News'* Top 50 Service Centers list

DEAR FELLOW STOCKHOLDERS,

We are extremely grateful to each member of our Reliance Family of Companies for achieving our safest year ever in 2022! We are also very proud of the strong operational execution which generated record-setting financial results across nearly every metric. Importantly, our team performed well in a complex environment, facing ongoing inflationary headwinds, recessionary concerns, supply chain disruptions including labor shortages, and overall declining metal prices in the second half of the year. Our managers in the field once again did a tremendous job navigating these challenges, supporting our confidence in Reliance's ability to continue **growing stronger**, no matter the circumstances.

Safest Year Ever
Most importantly, we accomplished our record financial results in a safe and effective manner. Our 2022 Total Recordable Incident Rate (TRIR) of 1.61 was an all-time low and an achievement of which we are particularly proud. "BE SAFE, BE WELL, BE RELIANCE" was the theme of our 2022 company-wide SMART Safety program to promote

proactive commitment, engagement, and accountability with every employee. We stay focused on reducing the number of injuries with zero as our goal; the safety, health and wellbeing of our employees, our customers, and our communities remains our number one priority in all areas of our business.

Record Operational and Financial Performance
Reliance produced record net sales of $17.03 billion in 2022. Our proven, resilient business model – which is differentiated by the diversity of end markets, products, and geography – also benefitted from solid demand trends and favorable metals pricing compared to historical levels. Our extensive network of approximately 315 locations distribute a full-line of over 100,000 metal products to more than 125,000 customers in a broad range of industries including non-residential construction, industrial machinery, consumer products, heavy equipment, semiconductor, commercial aerospace, and more. Consistent with our focus on small orders with quick turnaround and

NET SALES (IN MILLIONS)



2018	2019	2020	2021	2022
$11,534.5	$10,973.8	$8,811.9	$14,093.3	$17,025.0

NET INCOME (IN MILLIONS)



2018	2019	2020	2021	2022
$633.7	$701.5	$369.1	$1,413.0	$1,840.1

CASH FLOW FROM OPERATIONS
(IN MILLIONS)



2018	2019	2020	2021	**2022**
$664.6	$1,301.5	$1,173.0	$799.4	**$2,118.6**

EARNINGS PER SHARE (DILUTED)



2018	2019	2020	2021	**2022**
$8.75	$10.34	$5.66	$21.97	**$29.92**

RETURN ON EQUITY*
Based on beginning of the year equity, as adjusted.



2018	2019	2020	2021	**2022**
14%	15%	7%	28%	**32%**

*Return on Reliance stockholders' equity is based on the beginning of the year equity amount, adjusted for $630.3 million, $323.5 million, $337.3 million, $50.0 million and $484.9 million of share repurchases for 2022, 2021, 2020, 2019 and 2018, respectively.

value-added processing, our average order size in 2022 was $3,670, 50% of our orders included value-added metals processing services, and approximately 40% of our orders were delivered within 24 hours.

Our continued investment in value-added processing capabilities contributed to a 30.8% gross profit margin in 2022, at the high end of our estimated sustainable annual range of 29% to 31%, despite declining metal prices on the majority of our products in the second half of the year. This strong gross profit margin, along with our effective expense management, combined to generate record annual non-GAAP pretax income of $2.44 billion and record non-GAAP diluted earnings per share of $30.03. Our record profitability and effective working capital management drove record annual cash flow from operations of $2.12 billion in 2022.

Balanced Capital Allocation Strategy
Our record cash generation strengthened our liquidity position and enables us to continue executing our disciplined and balanced capital allocation strategy focused on both growth and stockholder returns.

We set a new annual spend record by investing nearly $342 million in capital expenditures in 2022. We deployed these funds to maintain, upgrade, and expand many of our facilities as well as to purchase and install over 200 new pieces of metal processing equipment, energy-efficient lighting, and solar panels. Our capital expenditure budget for 2023 sets another new record at $500 million and, with approximately two-thirds targeting growth initiatives, supports our goal of **growing stronger**.

While we did not complete any acquisitions in 2022, the pipeline remains healthy. We continue to evaluate many opportunities and will pursue those that meet our disciplined criteria.

In 2022, Reliance returned over $847 million to our stockholders through dividends and share repurchases. We have paid regular quarterly cash dividends for 63



Karla R. Lewis
President and Chief Executive Officer



Stephen P. Koch
Executive Vice President and
Chief Operating Officer



Arthur Ajemyan
Senior Vice President and
Chief Financial Officer

consecutive years and have increased our dividend 30 times since our 1994 IPO, including our most recent increase of 14.3% to $1.00 per share ($4.00 per share on an annualized basis) in the first quarter of 2023. We repurchased approximately 3.5 million shares of RS common stock at an average cost of $178.81 per share, for a total of $630.3 million, in 2022.

Going Strong
Over the past five years, Reliance has returned over $2.68 billion in capital to our stockholders – representing approximately 54% of our net income over the same period – through both dividends and share repurchases and concurrently invested $1.93 billion in growth-related activities through capital expenditures and acquisitions. These actions underscore our commitments to growth and delivering increased value to our stockholders.

On behalf of our team and the Board of Directors, we would like to acknowledge Jim Hoffman for his leadership and significant contributions to Reliance both during his tenure as CEO and over the course of his many years of service to the Company. We honor all the success Reliance has achieved throughout our 84-year history.

Growing Stronger
We are excited to move into our next chapter. We will continue to focus on the safety, development, and wellbeing of our employees, the profitable growth of our

business, advancements in automation and technology in our operations, and an increased commitment to our communities as we **grow stronger** in the future.

We would like to express our sincerest gratitude to all of our employees, customers, suppliers, and stockholders for their continued confidence in and ongoing support of Reliance.

Sincerely,

Karla Lewis

Karla R. Lewis
President and Chief Executive Officer

Stephen Koch

Stephen P. Koch
Executive Vice President and Chief Operating Officer

Arthur Ajemyan

Arthur Ajemyan
Senior Vice President and Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except number of shares which are reflected in thousands and per share amounts.

Year Ended December 31,	2022	2021	2020	2019	2018
Income Statement Data:					
Net sales	$17,025.0	$14,093.3	$8,811.9	$10,973.8	$11,534.5
Cost of sales (exclusive of depreciation and amortization expense)	11,773.7	9,603.0	6,036.8	7,644.4	8,253.0
Gross profit[1]	5,251.3	4,490.3	2,775.1	3,329.4	3,281.5
Warehouse, delivery, selling, general and administrative expense	2,504.2	2,306.5	1,874.0	2,095.4	2,091.8
Depreciation and amortization expense	240.2	230.2	227.3	219.3	215.2
Impairment of long-lived assets	-	4.7	108.0	1.2	37.0
Operating income	2,506.9	1,948.9	565.8	1,013.5	937.5
Other (income) expense:					
Interest expense	62.3	62.7	62.9	85.0	86.2
Other expense (income), net	14.2	3.1	24.7	(0.8)	0.7
Income before income taxes	2,430.4	1,883.1	478.2	929.3	850.6
Income tax provision	586.2	465.7	105.8	223.2	208.8
Net income	1,844.2	1,417.4	372.4	706.1	641.8
Less: net income attributable to noncontrolling interests	4.1	4.4	3.3	4.6	8.1
Net income attributable to Reliance	$1,840.1	$1,413.0	$369.1	$701.5	$633.7
Earnings Per Share:					
Basic	$30.39	$22.35	$5.74	$10.49	$8.85
Diluted	$29.92	$21.97	$5.66	$10.34	$8.75
Weighted average shares outstanding - basic	60,559	63,217	64,328	66,885	71,621
Weighted average shares outstanding - diluted	61,495	64,327	65,263	67,855	72,441
Other Data:					
Cash flow provided by operations	$2,118.6	$799.4	$1,173.0	$1,301.5	$664.6
Capital expenditures	341.8	236.6	172.0	242.2	239.9
Cash dividends per share	3.50	2.75	2.50	2.20	2.00
Balance Sheet Data (December 31):					
Working capital	$3,511.3	$3,095.1	$2,499.8	$2,334.9	$2,585.9
Total assets	10,329.9	9,536.0	8,106.8	8,131.1	8,044.9
Short-term debt	508.2	5.0	6.0	64.9	65.2
Long-term debt	1,139.4	1,642.0	1,638.9	1,523.6	2,138.5
Total equity	7,095.9	6,093.7	5,122.7	5,214.1	4,679.5

(1) Gross profit, calculated as net sales less cost of sales, is a non-GAAP financial measure as it excludes depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing, which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization expense, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit as shown above as a measure of operating performance. Gross profit is an important operating and financial measure, as fluctuations in our gross profit can have a significant impact on our earnings. Gross profit, as presented, is not necessarily comparable with similarly titled measures for other companies.






GEOGRAPHIC PRESENCE

INTERNATIONAL

Belgium	Mexico
Canada	Singapore
China	South Korea
France	Turkey
India	United Arab Emirates
Malaysia	United Kingdom

STATES

Alabama	Kentucky	Ohio
Alaska	Louisiana	Oklahoma
Arizona	Maryland	Oregon
Arkansas	Massachusetts	Pennsylvania
California	Michigan	Rhode Island
Colorado	Minnesota	South Carolina
Connecticut	Missouri	Tennessee
Florida	Montana	Texas
Georgia	Nevada	Utah
Idaho	New Hampshire	Virginia
Illinois	New Jersey	Washington
Indiana	New Mexico	Wisconsin
Iowa	New York	
Kansas	North Carolina	

SALES BY REGION



Mountain **3%**
Pacific Northwest **3%**
International **6%**
Northeast **7%**
Mid-Atlantic **7%**   Southeast **19%**   West/Southwest **22%**   Midwest **33%**

SALES BY PRODUCT

SALES BY COMMODITY

Carbon steel plate	11%
Carbon steel tubing	11%
Carbon steel structurals	10%
Hot-rolled steel sheet and coil	9%
Carbon steel bar	5%
Galvanized steel sheet and coil	5%
Cold-rolled steel sheet and coil	3%

CARBON STEEL 54%

Stainless steel bar and tube	8%
Stainless steel sheet and coil	7%
Stainless steel plate	2%

STAINLESS STEEL 17%

Aluminum bar and tube	5%
Common alloy aluminum sheet and coil	4%
Heat-treated aluminum plate	4%
Common alloy aluminum plate	1%
Heat-treated aluminum sheet and coil	1%

ALUMINUM 15%

Alloy bar and rod	3%
Alloy tube	1%

ALLOY 4%

Miscellaneous, including titanium, manufactured parts, and scrap	5%
Toll processing* — aluminum, carbon steel, and stainless steel	3%
Copper and brass	2%

OTHER 10%

*Includes revenues for logistics services provided by our toll processing companies

SELECTED CONSOLIDATED FINANCIAL DATA

In millions, except per share amounts.

Year Ended December 31,	2022	2021	2020	2019
Income Statement Data:				
Net sales	$17,025.0	$14,093.3	$8,811.9	$10,973.8
Operating income[1]	2,506.9	1,948.9	565.8	1,013.5
Pretax income	2,430.4	1,883.1	478.2	929.3
Income taxes[2]	586.2	465.7	105.8	223.2
Net income attributable to Reliance[2]	1,840.1	1,413.0	369.1	701.5
Weighted average shares outstanding – diluted	61.5	64.3	65.3	67.9
Balance Sheet Data (December 31):				
Current assets	$4,886.6	$4,160.1	$3,112.8	$3,010.2
Working capital	3,511.3	3,095.1	2,499.8	2,334.9
Net fixed assets	1,974.6	1,836.8	1,792.2	1,795.2
Total assets[3]	10,329.9	9,536.0	8,106.8	8,131.1
Current liabilities	1,375.3	1,065.0	613.0	675.3
Short-term debt[3]	508.2	5.0	6.0	64.9
Long-term debt[3]	1,139.4	1,642.0	1,638.9	1,523.6
Total equity	7,095.9	6,093.7	5,122.7	5,214.1
Per Share Data:				
Earnings – diluted[2]	$29.92	$21.97	$5.66	$10.34
Dividends	$3.50	$2.75	$2.50	$2.20
Book value[4]	$120.56	$98.48	$80.43	$77.83
Ratio Analysis:				
Return on Reliance stockholders' equity[5]	31.6%	28.0%	7.4%	15.1%
Current ratio	3.6	3.9	5.1	4.5
Net debt-to-total capital ratio[6]	6.3%	18.1%	15.8%	21.4%
Gross profit margin[7]	30.8%	31.9%	31.5%	30.3%
Operating income margin[1]	14.7%	13.8%	6.4%	9.2%
Pretax income margin	14.3%	13.4%	5.4%	8.5%
Net income margin – Reliance[2]	10.8%	10.0%	4.2%	6.4%

(1) Operating income represents net sales less cost of sales, warehouse, delivery, selling, general and administrative expense, depreciation and amortization expense, and impairment of long-lived assets. The calculation of operating income in years 2012 through 2022 includes various non-recurring charges and credits, including impairment charges in 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2013 and 2012. Additionally, the adoption of accounting rule changes in 2017 affected the presentation of operating income. Prior year operating income and margin amounts have been retrospectively adjusted to conform to the current presentation.

(2) 2017 includes a $207.3 million, or $2.82 per share, income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

(3) The adoption of accounting rule changes in 2015 affected the presentation of debt issuance costs. Prior year total assets, long-term debt and net debt-to-total capital ratio amounts have been retrospectively adjusted to conform to the current presentation.

(4) Book value per share is calculated as Reliance stockholders' equity divided by the number of common shares outstanding as of December 31 of each year.

(5) Return on Reliance stockholders' equity is based on the beginning of year equity amount, except for 2022, 2021, 2020, 2019, 2018 and 2015, which are adjusted for $630.3 million, $323.5 million, $337.3 million, $50.0 million, $484.9 million and $355.5 million of share repurchases, respectively, and 2017, which is adjusted for a $207.3 million income tax benefit as a result of the Tax Cuts and Jobs Act of 2017.

	2018	2017	2016	2015	2014	2013	2012
	$11,534.5	$9,721.0	$8,613.4	$9,350.5	$10,451.6	$9,223.8	$8,442.3
	937.5	662.4	517.8	549.8	617.4	554.3	661.6
	850.6	583.8	429.2	458.7	546.3	478.3	609.4
	208.8	(37.2)	120.1	142.5	170.0	153.6	201.1
	633.7	613.4	304.3	311.5	371.5	321.6	403.5
	72.4	73.5	73.1	74.9	78.6	77.6	75.7
	$3,285.0	$3,051.3	$2,688.5	$2,554.2	$3,121.1	$2,738.9	$2,277.4
	2,585.9	2,347.6	2,032.5	1,564.5	2,458.3	2,165.5	1,699.2
	1,729.9	1,656.3	1,662.2	1,635.5	1,656.4	1,603.9	1,240.7
	8,044.9	7,751.0	7,411.3	7,121.6	7,822.4	7,323.6	5,846.7
	699.1	703.7	656.0	989.7	662.8	573.4	578.2
	65.2	92.0	82.5	500.8	93.9	36.5	83.6
	2,138.5	1,809.4	1,846.7	1,427.9	2,208.1	2,055.1	1,112.8
	4,679.5	4,699.9	4,179.1	3,942.7	4,127.9	3,884.4	3,567.4
	$8.75	$8.34	$4.16	$4.16	$4.73	$4.14	$5.33
	$2.00	$1.80	$1.65	$1.60	$1.40	$1.26	$0.80
	$69.83	$64.29	$57.07	$54.59	$53.03	$49.99	$46.82
	13.9%	9.8%	7.8%	8.0%	9.6%	9.0%	12.8%
	4.7	4.3	4.1	2.6	4.7	4.8	3.9
	30.8%	27.2%	30.3%	31.8%	34.9%	34.1%	23.6%
	28.4%	28.7%	30.1%	27.2%	25.1%	26.0%	26.1%
	8.1%	6.8%	6.0%	5.9%	5.9%	6.0%	7.8%
	7.4%	6.0%	5.0%	4.9%	5.2%	5.2%	7.2%
	5.5%	6.3%	3.5%	3.3%	3.6%	3.5%	4.8%

(6) Net debt-to-total capital ratio is calculated as total debt (net of cash) divided by Reliance stockholders' equity plus total debt (net of cash).
(7) Gross profit, calculated as net sales less cost of sales, and gross profit margin, calculated as gross profit divided by net sales, are non-GAAP financial measures as they exclude depreciation and amortization expense associated with the corresponding sales. About half of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including depreciation and amortization, is not significant and is excluded from cost of sales. Therefore, our cost of sales is substantially comprised of the cost of the material we sell. We use gross profit margin as shown above as a measure of operating performance. Gross profit margin is an important operating and financial measure, as fluctuations in our gross profit margin can have a significant impact on our earnings. Gross profit margin, as presented, is not necessarily comparable with similarly titled measures for other companies.

RELIANCE LOCATIONS

DIVISIONS

Bralco Metals
bralco.com

Los Angeles, CA – Headquarters
714-736-4800

Albuquerque, NM
505-345-0959

Dallas, TX
972-276-2676

Phoenix, AZ
602-252-1918

Seattle, WA
253-395-0614

Wichita, KS
316-838-9351

Affiliated Metals
A Bralco Metals Company
affiliatedmetals.com
Salt Lake City, UT
801-363-1711

MetalCenter
A Bralco Metals Company
Los Angeles, CA
562-944-3322

Olympic Metals
A Bralco Metals Company
Denver, CO
303-286-9700

Central Plains Steel Co.
cpssteel.com
Wichita, KS
316-636-4500

Reliance Aerospace Solutions
rsaerospace.com
Cypress, CA
877-727-6073

Reliance Metalcenter
relianceunioncity.com
Union City, CA
510-476-4400

Reliance Metals Group

Reliance Metalcenter
reliancecos.com
Colorado Springs, CO
719-390-4911

reliancentx.com
Dallas, TX
817-640-7222

reliancephx.com
Phoenix, AZ
602-275-4471

Phoenix, AZ
480-968-6156

reliancemetalcentersaltlakecity.com
Salt Lake City, UT
801-974-5300

reliancesa.com
San Antonio, TX
210-661-2301

reliancemetalcentersd.com
San Diego, CA
619-263-2141

Smith Pipe & Steel Company
smithpipe.com
Phoenix, AZ
602-257-9494

Reliance Steel Company

Albuquerque, NM
505-247-1441

Los Angeles, CA
323-583-6111

Tube Service Co.
tubeservice.com

Los Angeles, CA – Headquarters
562-695-0467

Denver, CO
303-321-9200

Phoenix, AZ
602-267-9865

Portland, OR
503-944-5420

San Diego, CA
619-579-3011

San Jose, CA
408-946-5500

SUBSIDIARIES

Admiral Metals Servicenter Company, Incorporated
admiralmetals.com

Woburn, MA – Headquarters
781-933-8300

Guilderland, NY
781-953-4632

Largo, FL
614-330-8645

Oceanside, NY
781-953-7192

Rochester, NY
585-370-2740

Telford, PA
215-778-5832

Twinsburg, OH
339-227-1172

Allegheny Steel Distributors, Inc.
alleghenysteel.com
Pittsburgh, PA
412-767-5000

All Metal Services Limited
allmetal.co.uk

Birmingham, United Kingdom – Headquarters
44 16 7543 0307

Belfast, United Kingdom
44 28 9073 9648

Bolton, United Kingdom
44 19 4284 0777

Bristol, United Kingdom
44 11 7982 2484

Losse, France
33 558 936 800

All Metal Services India Private Limited
A Subsidiary of All Metal Services Limited
Belagavi, India
91 80 2837 9124

All Metal Services Ltd. (Xi'an)
A Subsidiary of All Metal Services Limited
Xi'an, People's Republic of China
86 29 8612 5300

All Metal Services (Malaysia) Sdn. Bhd.
A Subsidiary of All Metal Services Limited
Selangor Darul Ehsan, Malaysia
60 3 7803 5643

All Metals Processing & Logistics, Inc.
allmetals.com

Spartanburg, SC – Headquarters
864-574-8050

Cartersville, GA
770-427-7379

**American Metals Corporation
DBA American Steel**
american-metals.com

Portland, OR – Headquarters
503-651-6700

Fresno, CA
559-266-0881

Sacramento, CA
916-371-7700

Seattle, WA
253-437-4080

Alaska Steel Company
A Division of American Metals Corporation
alaskasteel.com

Anchorage, AK – Headquarters
907-561-1188

Fairbanks, AK
907-456-2719

Kenai, AK
907-283-3880

Haskins Steel Company
A Division of American Metals Corporation
haskinssteelinc.com
Spokane, WA
509-535-0657

Lampros Steel
A Division of American Metals Corporation
lamprossteel.com
Portland, OR
503-285-6667

LSI Plate
A Division of American Metals Corporation
Rancho Cucamonga, CA
877-877-7528

Plate Sales
A Division of American Metals Corporation
Portland, OR
503-286-0039

AMI Metals, Inc.
amimetals.com

Nashville, TN – Headquarters
615-377-0400

Fort Worth, TX
817-831-9586

Los Angeles, CA
909-429-1336

Seattle, WA – Sales Office
253-735-0181

Spokane, WA
509-570-5880

St. Louis, MO
636-946-9492

Swedesboro, NJ
856-241-9180

Wichita, KS
316-945-7771

**AMI Metals Aero Services Ankara
Havacılık Anonim Şirketi**
A Subsidiary of AMI Metals, Inc.
Ankara, Turkey
90 312 810 0000

AMI Metals Europe SPRL
A Subsidiary of AMI Metals, Inc.
Gosselies, Belgium
32 71 37 67 99

AMI Metals UK Limited
Ellesmere Port, United Kingdom
44 151 355 6035

Best Manufacturing, Inc.
bestmanufacturinginc.com
Jonesboro, AR
870-931-9533

CCC Steel, Inc.
Los Angeles, CA
310-637-0111

IMS Steel Co.
A Division of CCC Steel, Inc.
Salt Lake City, UT
801-973-1000

Chapel Steel Corp.
chapelsteel.com

Philadelphia, PA – Corporate Office
215-793-0899

Birmingham, AL
800-641-1006

Birmingham, AL – Sales Office
205-781-0317

Chicago, IL
815-937-1970

Chicago, IL – Sales Office
708-429-2244

Houston, TX
713-462-4449

Philadelphia, PA
610-705-0477

Portland, OR
503-228-3355

Tulsa, OK
844-964-0335

Chapel Steel Canada, Ltd.
Hamilton, Ontario, Canada
289-780-0570

Chatham Steel Corporation
chathamsteel.com

Savannah, GA – Headquarters
912-233-4182

Birmingham, AL
205-791-2261

Columbia, SC
803-799-8888

Durham, NC
919-682-3388

Orlando, FL
407-859-0310

Clayton Metals, Inc.
claytonmetals.com

Chicago, IL – Headquarters
630-860-7000

Cincinnati, OH – Sales Office
513-662-2400

Parsipanny, NJ
973-588-1100

Continental Alloys & Services Limited
contalloy.com

Brechin, Scotland
44 135 662 5515

Peterhead, Scotland
44 177 948 0420

Continental Alloys & Services Pte. Ltd.
Jurong, Singapore
65 6690 0178

**Continental Alloys & Services
(Malaysia) Sdn. Bhd.**
*A Subsidiary of Continental Alloys &
Services Pte. Ltd.*
Nusajaya, Malaysia
60 7 531 9155

Continental Alloys Middle East FZE
Dubai, United Arab Emirates
971 4 8809770

Crest Steel Corporation
creststeel.com
Riverside, CA
951-727-2600

Diamond Manufacturing Company
diamondman.com

Wyoming, PA – Headquarters
800-233-9601

Michigan City, IN
219-874-2374

McKey Perforating Co.
A Division of Diamond Manufacturing Company
mckeyperforatedmetal.com
New Berlin, WI
800-345-7373

Perforated Metals Plus
A Division of Diamond Manufacturing Company
perforated-metals.com
Charlotte, NC
704-598-0443

Ferguson Perforating Company
A Subsidiary of Diamond Manufacturing Company
fergusonperf.com

Providence, RI – Headquarters
401-941-8876

New Castle, PA
724-657-8703

DuBose National Energy Fasteners & Machined Parts, Inc.
dubosenes.com
Cleveland, OH
216-362-1700

DuBose National Energy Services, Inc.
dubosenes.com

Clinton, NC – Headquarters
910-590-2151

Atlanta, GA – Sales Office
678-608-3660

Charlotte, NC – Sales Office
704-295-1060

Exton, PA – Sales Office
610-594-9413

Durrett Sheppard Steel Co., Inc.
durrettsheppard.com
Baltimore, MD
410-633-6800

Earle M. Jorgensen Company
emjmetals.com

Los Angeles, CA – Headquarters
323-567-1122

Atlanta, GA
678-894-2500

Birmingham, AL
205-814-0043

Boise, ID
503-283-2251

Boston, MA
508-435-6854

Charlotte, NC
704-588-3001

Chicago, IL
847-301-6100

Cincinnati, OH
513-771-3223

Cleveland, OH
330-425-1500

Dallas, TX
214-741-1761

Denver, CO
303-287-0381

Detroit, MI
734-402-8110

Hartford, CT
508-435-6854

Houston, TX
713-672-1621

Indianapolis, IN
317-838-8899

Kansas City, MO
816-483-4140

Lafayette, LA
713-672-1621

Memphis, TN
901-317-4300

Minneapolis, MN
763-784-5000

Oakland, CA
510-487-2700

Orlando, FL
800-365-5454

Philadelphia, PA
215-949-2850

Phoenix, AZ
602-272-0461

Portland, OR
503-283-2251

Quad Cities, IA
563-285-5340

Richmond, VA
804-732-7491

Rochester, NY
330-425-1500

Salt Lake City, UT
801-383-3808

Seattle, WA
253-872-0100

St. Louis, MO
314-291-6080

Tulsa, OK
918-835-1511

Wrightsville, PA
215-949-2850

Steel Bar
A Division of Earle M. Jorgensen Company
Greensboro, NC
336-294-0053

Reliance Metals Canada Limited
A Subsidiary of Earle M. Jorgensen Company
rmcl.com
Edmonton, Alberta, Canada – Corporate Office
780-801-4114

Earle M. Jorgensen (Canada)
A Division of Reliance Metals Canada Limited
emjmetals.ca

Edmonton, Alberta, Canada – Headquarters
780-801-4015

Dartmouth, Nova Scotia, Canada
902-932-7570

Montreal, Quebec, Canada
450-661-5181

North Bay, Ontario, Canada
705-474-0866

Quebec City, Quebec, Canada
418-870-1422

Toronto, Ontario, Canada
905-564-0866

Vancouver, British Columbia, Canada
604-468-4747

Encore Metals
A Division of Reliance Metals Canada Limited
encoremetals.com

Vancouver, British Columbia, Canada – Headquarters
604-940-0439

Calgary, Alberta, Canada
403-236-1418

Edmonton, Alberta, Canada
780-436-6660

Montreal, Quebec, Canada
450-978-8877

Prince George, British Columbia, Canada
250-563-3343

Toronto, Ontario, Canada
905-878-1156

Winnipeg, Manitoba, Canada
204-663-1450

Feralloy Corporation
feralloy.com

Chicago, IL – Corporate Office
773-380-1500

Charleston, SC
843-336-4107

Decatur, AL
256-301-0500

Ghent, KY
502-206-7002

Portage, IN
219-787-9698

Acero Prime Feralloy Sinton Processing Center
A Division of Feralloy Corporation
Sinton, TX
361-364-7220

Feralloy Processing Company
A Division of Feralloy Corporation
Portage, IN
219-787-8773

GH Metal Solutions
A Division of Feralloy Corporation
ghmetalsolutions.com

Fort Payne, AL – Headquarters
256-845-5411

Charleston, SC
843-336-4107

Decatur, AL
256-845-5411

Fort Payne, AL (East)
256-845-5411

Acero Prime, S. de R.L. de C.V.
A Subsidiary of Feralloy Corporation
aceroprime.com

San Luis Potosí, Mexico – Headquarters
52 444 870 7700

Monterrey, Mexico
52 818 000 5300

Ramos Arizpe, Mexico
52 844 450 6400

Toluca, Mexico
52 722 262 5500

Indiana Pickling and Processing Company
*A Joint Venture of Feralloy Corporation
56% Owned*
Portage, IN
219-787-8889

Oregon Feralloy Partners
*A Joint Venture of Feralloy Corporation
40% Owned*
Portland, OR
503-286-8869

Fox Metals and Alloys, Inc.
foxmetals.com
Houston, TX
281-890-6666

Fry Steel Company
frysteel.com
Santa Fe Springs, CA
562-802-2721

Infra-Metals Co.
infra-metals.com

Langhorne, PA – Headquarters
215-741-1000

Atlanta, GA
404-577-5005

Hallandale, FL
954-454-1564

Marseilles, IL
815-795-5002

New Boston, OH
740-353-1350

Petersburg, VA
804-957-5900

Tampa, FL
813-626-6005

Wallingford, CT
203-294-2980

Athens Steel
A Division of Infra-Metals Co.
athenssteel.com
Athens, GA
706-552-3850

Delta Steel
A Division of Infra-Metals Co.
deltasteel.com

Houston, TX – Headquarters
713-635-1200

Cedar Hill, TX
972-299-6497

Fort Worth, TX
817-293-5015

San Antonio, TX
210-661-4641

IMS Steel
A Division of Infra-Metals Co.
imsornamental.com
Atlanta, GA
404-419-3460

KMS, Inc.
kmsfab.com

Luzerne, PA – Headquarters
570-338-0200

W. Columbia, SC
803-796-9995

Liebovich Bros., Inc.
liebovich.com
Rockford, IL
815-987-3200

Custom Fab Company
A Division of Liebovich Bros., Inc.
customfabco.com
Rockford, IL
815-987-3210

Good Metals Company
A Division of Liebovich Bros., Inc.
goodmetals.com
Grand Rapids, MI
616-241-4425

Hagerty Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
hagertysteel.com
Peoria, IL
309-699-7251

Liebovich Steel & Aluminum Company
A Division of Liebovich Bros., Inc.
liebovichsteel.com

Rockford, IL – Headquarters
815-987-3200

Cedar Rapids, IA
319-366-8431

Kaukauna, WI
800-646-2790

Metals USA, Inc.
metalsusa.com

Lynch Metals
A Division of Metals USA, Inc.
lynchmetals.com

Union, NJ – Headquarters
908-686-8401

Anaheim, CA
714-238-7240

i-Solutions
A Subsidiary of Metals USA, Inc.
isolutions.metalsusa.com
800-700-3032

Metals USA Carbon Flat Rolled, Inc.
A Subsidiary of Metals USA, Inc.

Northbrook, IL – Headquarters
847-291-2400

Germantown, WI
262-255-4444

Horicon, WI
920-485-9750

Jeffersonville, IN
812-282-4770

Liberty, MO
816-415-0004

Randleman, NC
336-498-8900

Springfield, OH
937-882-6354

Walker, MI
616-453-9845

Wooster, OH
330-264-8416

Metals USA Plates and Shapes, Inc.
A Subsidiary of Metals USA, Inc.

Langhorne, PA – Headquarters
267-580-2100

Ambridge, PA
724-266-7708

Bethlehem, PA – Sales office
610-691-4270

Fairless Hills, PA
215-337-7000

Greensboro, NC
336-674-7991

Mobile, AL
251-456-4531

Newark, NJ
973-242-1000

Oakwood, GA
770-536-1214

Philadelphia, PA
215-673-9300

Seekonk, MA
508-399-8500

Waggaman, LA
504-431-7010

York, PA
717-757-3549

Gregor Technologies, LLC
A Subsidiary of Metals USA Plates and Shapes, Inc.
gregortech.com
Torrington, CT
860-482-2569

Metals USA Plates and Shapes Southcentral, Inc.
A Subsidiary of Metals USA, Inc.

Enid, OK
580-233-0411

Muskogee, OK
918-487-6800

Port City Metal Services
A Division of Metals USA Plates and Shapes Southcentral, Inc.
portcitymetals.com
Tulsa, OK
918-583-2222

The Richardson Trident Company, LLC
A Subsidiary of Metals USA Plates and Shapes Southcentral, Inc.
trident-metals.com

Richardson, TX – Headquarters
972-231-5176

Odessa, TX
432-561-5446

Tulsa, OK
918-252-5781

Altair Electronics, LLC
A Subsidiary of The Richardson Trident Company, LLC
altair-co.com
Richardson, TX
972-231-5176

Metalweb Limited
metalweb.co.uk

Birmingham, United Kingdom – Headquarters
44 121 328 7700

London, United Kingdom
44 199 245 0300

Manchester, United Kingdom
44 161 483 9662

National Specialty Alloys, Inc.
nsalloys.com
Houston, TX – Headquarters
281-345-2115

Anaheim, CA
714-870-7800

Buford, GA
770-945-9255

Aleaciones Especiales de México, S. de R.L. de C.V.
A Subsidiary of National Specialty Alloys, Inc.
aleacionesespecialesdemexico.com
Cuautitlán, Mexico
52 55 2225 0835

Northern Illinois Steel Supply Co.
nisteel.com

Channahon, IL – Headquarters
815-467-9000

Houston, TX
800-892-1601

Nu-Tech Precision Metals Inc.
nutechpm.com
Ottawa, Ontario, Canada
613-623-6544

Pacific Metal Company
pacificmetal.com

Portland, OR – Headquarters
503-454-1051

Billings, MT
406-245-2210

Boise, ID
208-323-8045

Eugene, OR
541-485-1876

Spokane, WA
509-535-0326

PDM Steel Service Centers, Inc.
pdmsteel.com

Elk Grove, CA – Headquarters
916-513-4548

Denver, CO
303-297-1456

Fresno, CA
209-943-0513

Las Vegas, NV
702-413-0067

Provo, UT
801-798-8676

Reno, NV
775-358-1441

Santa Clara, CA
408-988-3000

Stockton, CA
209-943-0513

Vancouver, WA
360-225-1133

Feralloy PDM Steel Service
A Division of PDM Steel Service Centers, Inc.
Stockton, CA
209-234-0548

**Phoenix Corporation
DBA Phoenix Metals Company**
phoenixmetals.com

Peachtree Corners, GA – Headquarters
770-447-4211

Birmingham, AL
205-841-7477

Charlotte, NC
704-588-7075

Cincinnati, OH
513-727-4763

Cleveland, OH
513-727-4763

Fort Smith, AR
479-452-3802

Hammond, IN
219-747-7117

Kansas City, KS
913-321-5200

Lafayette, LA
337-837-4381

Nashville, TN
931-486-1456

Philadelphia, PA
215-295-9512

Richmond, VA
804-222-5052

St. Louis, MO
636-379-4050

Tampa, FL
813-626-8999

Precision Flamecutting and Steel, Inc.
pflame.com
Houston, TX
281-477-1600

Precision Strip Inc.
precision-strip.com

Minster, OH – Headquarters
419-628-2343

Anderson, IN
765-778-4452

Bowling Green, KY
270-282-8420

Canton, MI
734-736-7030

Jeffersonville, IN
812-850-3161

Kenton, OH
419-674-4186

Middletown, OH
513-423-4166

Perrysburg, OH
419-661-1100

Portage, IN
219-850-5080

Rockport, IN
812-362-6480

Talladega, AL
256-315-2345

Tipp City, OH
937-667-6255

Vonore, TN
423-271-3690

Woodburn, KY
270-542-6100

Woodhaven, MI
734-301-4001

Reliance Metalcenter Asia Pacific Pte. Ltd.
Jurong, Singapore
65 6265 1211

Service Steel Aerospace Corp.
ssa-corp.com

Seattle, WA – Headquarters
253-627-2910

Canton, OH
330-833-5800

Wichita, KS
316-838-7737

Dynamic Metals International
A Division of Service Steel Aerospace Corp.
dynamicmetals.net
Windsor, CT
860-688-8393

United Alloys Aircraft Metals
A Division of Service Steel Aerospace Corp.
Los Angeles, CA
323-588-2688

Siskin Steel & Supply Company, Inc.
siskin.com

Chattanooga, TN – Headquarters
423-756-3671

Louisville, KY
502-716-5140

Nashville, TN
615-242-4444

Spartanburg, SC
864-599-9988

East Tennessee Steel Supply Co.
*A Division of Siskin Steel &
Supply Company, Inc.*
tnsteel.com
Morristown, TN
423-587-3500

The Steel Store
*A Division of Siskin Steel &
Supply Company, Inc.*
thesteelstore.com
Chattanooga, TN
423-265-4246

Sugar Steel Corporation
sugarsteel.com

Chicago, IL – Headquarters
708-757-9500

Evansville, IN
812-428-5490

Perrysburg, OH
419-661-8500

Tubular Steel, Inc.
tubularsteel.com

St. Louis, MO – Headquarters
314-851-9200

Hazelwood, MO
314-524-6600

Katy, TX
281-371-5200

Lorain, OH
440-960-6100

Rialto, CA
909-429-6900

Metalcraft Enterprises
A Division of Tubular Steel, Inc.
New Haven, MO
573-237-3016

United Pipe & Steel Corp.
Formerly operating as Merfish United
unitedpipe.com

Ipswich, MA – Headquarters
800-777-7473

Birmingham, AL
205-854-2300

Burlington, NC
336-226-2244

Easton, PA
610-559-0990

Elyria, OH
440-323-0060

Franklin, IN
317-346-9825

Houston, TX
713-869-5731

Lakeland, FL
863-614-0674

Loves Park, IL
815-282-2724

Rialto, CA
909-441-1924

Stockton, CA
209-467-7473

Topeka, KS
785-357-0612

Valex Corp.
valex.com
Ventura, CA
805-658-0944

Valex Semiconductor Materials (Zhejiang) Co., Ltd.
A Subsidiary of Valex Corp.
Haiyan Economic Development Zone, People's Republic of China
86 21 5818 3189

Valex Korea Co., Ltd.
A 96% Owned Subsidiary of Valex Corp.
Seoul, Republic of Korea
82 31 683 0119

Viking Materials, Inc.
vikingmaterials.com

Minneapolis, MN – Headquarters
612-617-5800

Franklin Park, IL
847-451-7171

Yarde Metals, Inc.
yarde.com

Southington, CT – Headquarters
860-406-6061

East Hanover, NJ
973-463-1166

Greensboro, NC
336-500-0535

Hauppauge, NY
631-232-1600

Limerick, PA
610-495-7545

North Canton, OH
330-342-7020

Pelham, NH
603-635-1266

FastMetals
A Division of Yarde Metals, Inc.
fastmetals.com
Southington, CT
833-327-8685

Rotax Metals Inc.
A Subsidiary of Yarde Metals, Inc.
rotaxmetals.net
Brooklyn, NY
718-272-9800

A TRIBUTE TO JIM HOFFMAN



In Pittsburgh, Pennsylvania, it was common for college students to work in steel mills during summer breaks. Jim's personal experience from this period formed and fueled a lifelong commitment to safety. As his career in the metals industry began and progressed from sales to operations to management at Earle M. Jorgensen Company, he always made it a point to walk the plant floor to observe working conditions. In executive leadership as COO and CEO, Jim continued to take safety personally, promoting Reliance's company-wide safety program to ensure that we move metal safely. Further, Jim pushed Reliance to operate with improvement and innovation in mind. Under his leadership, Reliance made and broke multiple financial and operational records. We thank Jim for his vision, influence, and achievements, and wish him the best in his retirement.

CORPORATE DIRECTORY

DIRECTORS

Mark V. Kaminski [(1), (2)]
Chairman of the Board
Executive Advisor
Graniterock

Lisa L. Baldwin [(1), (2), (4)]
Managing Director
Elliott Management Corporation

Karen W. Colonias [(1), (2), (3)]
Former President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

Frank J. Dellaquila [(1), (2)]
Senior Executive Vice President and Chief
Financial Officer
Emerson Electric Co.

John G. Figueroa [(1), (3), (4)]
Chairman and Chief Executive Officer
Carepathrx

James D. Hoffman
Senior Advisor to the Chief Executive Officer
Former Chief Executive Officer
Reliance Steel & Aluminum Co.

Karla R. Lewis
President and Chief Executive Officer
Reliance Steel & Aluminum Co.

Robert A. McEvoy [(1), (3), (4)]
Former Managing Director
The Goldman Sachs Group, Inc.

David W. Seeger [(1), (3), (4)]
Former President
Zekelman Industries (formerly JMC Steel Group)

Douglas W. Stotlar [(1), (3), (4)]
Former President and Chief Executive Officer
Con-way, Inc.

OFFICERS

Karla R. Lewis
President and Chief Executive Officer

Stephen P. Koch
Executive Vice President, Chief Operating Officer

Arthur Ajemyan
Senior Vice President, Chief Financial Officer

Suzanne M. Bonner
Senior Vice President, Chief Information Officer

Jeffrey W. Durham
Senior Vice President, Operations

Michael R. Hynes
Senior Vice President, Operations

Sean M. Mollins
Senior Vice President, Operations

William A. Smith II
Senior Vice President, General Counsel
 and Corporate Secretary

Vandy C. Lupton
Vice President, Health and Human Resources

Brenda S. Miyamoto
Vice President, Corporate Initiatives

John A. Shatkus
Vice President, Enterprise Risk

Brian M. Yamaguchi
Vice President, Supplier Development

Silva Yeghyayan
Vice President, Tax

(1) Independent Director
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating and Governance Committee

CORPORATE INFORMATION

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449
718-921-8124
astfinancial.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Los Angeles, CA

RELIANCE STEEL & ALUMINUM CO. PRINCIPAL EXECUTIVE OFFICE
16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254
480-564-5700
rsac.com

FORM 10-K
A copy of the Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission, is available at sec.gov or investor.rsac.com or upon request to:

William A. Smith II
Senior Vice President, General Counsel
  and Corporate Secretary
Reliance Steel & Aluminum Co.
16100 N. 71st Street, Suite 400
Scottsdale, AZ 85254

INVESTOR RELATIONS CONTACT
213-576-2428
investor@rsac.com

SECURITIES LISTING
Reliance Steel & Aluminum Co.'s common stock is traded on the New York Stock Exchange under the symbol "RS."



MARKET PRICE OF COMMON STOCK
The high and low closing prices for the Company's common stock in 2022 were $213.20 and $149.06.

The following table sets forth the high and low closing prices of the Company's common stock for the stated calendar quarters.

2022	HIGH	LOW
1Q	$195.29	$149.06
2Q	$211.43	$163.47
3Q	$197.43	$169.02
4Q	$213.20	$178.27

STOCKHOLDERS OF RECORD AND DIVIDEND POLICY
As of February 24, 2023, there were 171 holders of record of our common stock. We have paid quarterly cash dividends on our common stock for 63 consecutive years. Our Board of Directors has increased the quarterly dividend rate on a periodic basis 30 times since our IPO in 1994.

FORWARD-LOOKING STATEMENTS
This Annual Report includes statements that, to the extent they are not recitations of historical fact, may constitute forward-looking statements within the meanng of the federal securities laws, and are based on Reliance's current expectations and assumptions. For a discussion identifying important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Reliance's 2022 Form 10-K. As a result, these statements speak only as of the date that they are made, and Reliance disclaims any and all obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


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The mark of responsible forestry


100% Recyclable


ECF
Elemental Chlorine Free



16100 N. 71ST STREET, SUITE 400 | SCOTTSDALE, AZ 85254 | 480-564-5700 | RSAC.COM